Exhibit (a)(36)

Midwest Air Group, Inc.

6744 South Howell Avenue

Oak Creek, Wisconsin 53154

414-570-4000

www.midwestairlines.com

Traded: AMEX (MEH)

Media Inquiries: Carol Skornicka, 414-570-3980 (o), 414-303-6516 (c) or Carol.Skornicka@midwestairlines.com

Analyst/Investor Inquiries: Dennis O’Reilly, 414-570-3954 (o) or Dennis.O’Reilly@midwestairlines.com

FOR IMMEDIATE RELEASE

May 9, 2007

CORPORATE TRAVEL PLANNERS SUPPORT MIDWEST AIRLINES;
OPPOSE TAKEOVER BY AIRTRAN

51% Would Avoid Doing Business With AirTran;
93% Believe Quality of Service Would Suffer

Milwaukee, Wisconsin, May 9, 2007 – Midwest Airlines (AMEX: MEH), a subsidiary of Midwest Air Group, today released results of a recent survey of Milwaukee and Kansas City-area corporate travel planners showing strong opposition to a takeover of Midwest by AirTran Holdings, parent of AirTran Airways.

More than half of respondents – 51% – said that they would definitely avoid or try to avoid doing business with AirTran if AirTran were successful in its hostile takeover of Midwest.

Additionally, 73% of corporate travel planners in the survey chose Midwest Airlines over all other carriers as the airline with which they’d prefer to do business. And 93% of corporate travel planners believe the quality of service on AirTran would be somewhat worse or much worse following a takeover. Complete survey results are available at http://www.savethecookie.com.

Commissioned by Midwest, the online survey was conducted by Probe Research Services, an independent research firm, in accordance with accepted research methodology. The survey included 41 corporate travel planners in Milwaukee and Kansas City, representing nearly all major corporations in those cities.

“Since its inception, Midwest Airlines has offered programs and services that benefit corporations and their travelers,” explained Randall K. Smith, vice president of sales and distribution at Midwest. “Corporate travel planners consistently cite these programs and services – which are not available from AirTran – as reasons for making Midwest their airline of choice when booking corporate travelers.”

Among those programs and services:

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A dedicated nationwide sales force focused on establishing and maintaining personal relationships with large corporations and travel agencies;

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Tiered, preferred relationship programs customized to the needs of small, medium and large corporations;

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A Specialty Travel desk to handle requests from travel agencies that focus on corporate travel;

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A full range of interline relationships with more than 100 airlines, including all major domestic carriers, so customers can be re-routed on other carriers when necessary;

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The ability to receive a reserved seat at the time of purchase regardless of booking class;

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The ability to speak to a reservations agent to purchase travel or amend a reservation without charge;

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The opportunity to receive personal assistance via a Web-enabled online chat;

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Online availability of automated refunds and exchanges;

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The Midwest Airlines Best Care Club, with facilities and personal service tailored to very frequent business travelers; and

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Hosting at a high level of connectivity in a major global distribution system.

“What we hear clearly from corporate travel planners is that they value the services Midwest offers and that they would likely steer their company’s travel to airlines other than AirTran if Midwest were to be acquired,” Smith concluded. “Corporate travel planners require full-service carriers that provide assistance before the sale, during the trip and afterward.” He pointed out that the results of this survey, coupled with previously released survey results indicating frequent travelers’ strong opposition to a takeover, call into question assumptions by AirTran about continued revenue generation from current Midwest customers if AirTran’s hostile takeover were successful.

Midwest Airlines features jet service throughout the United States, including Milwaukee’s most daily nonstop flights and best schedule to major destinations. Catering to business travelers and discerning leisure travelers, the airline earned its reputation as “The best care in the air” by providing passengers with impeccable service and onboard amenities at competitive fares. Both Skyway Airlines, Inc. – a wholly owned subsidiary of Midwest Airlines – and SkyWest Airlines operate as Midwest Connect and offer service to and connections through Midwest Airlines’ hubs. Together, the airlines offer service to 51 cities. More information is available at http://www.midwestairlines.com.

Important Additional Information

The Board of Directors of Midwest (“Board of Directors”) will be soliciting proxies for use at the 2007 Annual Meeting of Shareholders, or at any adjournment or postponement thereof, to vote in favor of a slate of directors to be nominated by the Board of Directors and to vote on any other matters that properly come before the 2007 Annual Meeting. Midwest will be filing a proxy statement on Schedule 14A with the Securities and Exchange Commission (“SEC”) in connection with this solicitation of proxies for the 2007 Annual Meeting (the “2007 Proxy Statement”). Promptly after filing the definitive 2007 Proxy Statement with the SEC, Midwest will mail the 2007 Proxy Statement and a WHITE Proxy Card to each Midwest shareholder entitled to vote at the Annual Meeting. Midwest has engaged MacKenzie Partners, Inc. (“MacKenzie”) to assist it in soliciting proxies from its shareholders. Midwest has agreed to

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pay customary compensation to MacKenzie for such services and to indemnify MacKenzie and certain related persons against certain liabilities relating to or arising out of the engagement. Directors, officers and employees of Midwest may solicit proxies, although no additional compensation will be paid to directors, officers or employees for such services.

Midwest has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and amendments thereto regarding AirTran’s exchange offer that contain information regarding members of the Board of Directors’ and members of management’s potential interests in the exchange offer. Information regarding securities ownership by certain members of the Board of Directors and certain members of management as of February 19, 2006 is contained in Midwest’s proxy statement for its 2006 Annual Meeting of Stockholders, dated as of March 23, 2006 (the “2006 Proxy Statement”) and will be contained in the 2007 Proxy Statement. Midwest shareholders should read the Schedule 14D-9 and the 2007 Proxy Statement when it is filed with the SEC (including any amendments to such documents) because these documents contain (or will contain) important information. The 2007 Proxy Statement (when filed), the 2006 Proxy Statement, the Schedule 14D-9 and other public filings made by Midwest with the SEC are available without charge from the SEC’s Web site at sec.gov and from Midwest at midwestairlines.com.

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